

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

Via E-mail
Mr. David Wesson
Chief Financial Officer
Hyperdynamics Corporation
12012 Wickchester Lane, Suite 475
Houston, Texas 77079

> **Re:** **Hyperdynamics Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 11, 2013**
> **Definitive Proxy on Schedule 14A**
> **Filed October 22, 2013**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2013**
> **Filed February 7, 2014**
> **File No. 1- 32490**

Dear Mr. Wesson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief